[WILSON SONSINI GOODRICH & ROSATI LETTERHEAD]

February 4, 2014

VIA EDGAR AND COURIER

Russell Mancuso

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F St NE

Mail Stop 3030

Washington, D.C. 20549

Re:	Inogen, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed January 28, 2014 File No. 333-192605

Dear Mr. Mancuso:

This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 31, 2014, to Alison Bauerlein, Chief Financial Officer of Inogen, Inc. (the “Company”), regarding the Amendment No. 3 to Registration Statement on Form S-1, File No. 333-192605 (the “Registration Statement”), filed by the Company on January 28, 2014.

This letter sets forth the comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, the Company’s response. Simultaneously with the filing of this letter, the Company is submitting via EDGAR this letter and Amendment No. 4 to the Registration Statement, responding to the Staff’s comments. We are enclosing a copy of Amendment No. 4 to the Registration Statement, together with a copy that is marked to show the changes from the Registration Statement.

Attractive economic model, page 4

1. Your response to prior comment 1 appears to focus on the population in each area; however, it remains unclear whether the oxygen therapy market is equally represented in each area or whether there is disproportionate representation in the areas in which you were not successful during the bidding. Please clarify your response accordingly; include in your response the portion of your historic business that you derived from the areas in which you were not successful during the competitive bidding.

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

February 4, 2014

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised its disclosure on page 64 of the Registration Statement to indicate that the Company’s revenue from Medicare in the 17 competitive bidding areas where the Company was not offered contracts was approximately $1.0 million in 2012 and $1.3 million in the nine months ended September 30, 2013.

Cost of revenue and gross profit, page 70

2. Please expand your response to prior comment 3 to tell us how you believe investors can determine from your discussion of gross margin the extent of the effect of the relative amount of Inogen One G2 sales versus Inogen One G3 sales during the periods presented.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised its disclosure on pages 71 and 73 to include the effects of the relative amount of Inogen One G2 sales versus Inogen One G3 sales as one of the factors influencing the increase in gross margin for each period presented.

Investing activities, page 76

3. Please ensure that your disclosure here and throughout your filing is current. We note for example your reference here to your plans “for the remainder of 2013.”

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has updated its disclosure on page 77 and has reviewed the Registration Statement to confirm our disclosure is current.

Clinical validation, page 103

4. Please expand your response to prior comment 4 to tell us who ultimately determines, in connection with the peer review process, the content of the published articles and the conclusions of the studies and, to the extent applicable, who was paid to conduct the studies. Please also address the last clause of prior comment 4; currently, the exhibit you filed appears to consent merely to the use of the studies and copies of the abstract and article, but does not consent to the discussion of the studies that you have included in the prospectus.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised its disclosure on page 5, 104, 105, 106 and 107 to eliminate reference to the clinical validation studies and to state that the technology in the Company’s products is effective for nocturnal use.

Principal and selling stockholders, page 154

5. Please provide us your analysis of whether the selling stockholders who acquired their shares recently are underwriters as defined by the Securities Act. We may have further comment after you identify which shares mentioned in the footnotes are being sold in this transaction.

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

February 4, 2014

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not believe that any of the selling stockholders are acting as statutory “underwriters” in connection with the proposed sale of the Company’s common stock as such term is defined under Section 2(a)(11) of the Securities Act.

Section 2(a)(11) of the Securities Act defines an underwriter as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such underwriting...” The Division of Corporation Finance (the “Division”) provided guidance in Compliance and Disclosure Interpretations 128.04 and 612.09 (January 26, 2009) on the question of whether a “purported secondary offering is really a primary offering, i.e., the selling stockholders are actually underwriters selling on behalf of an issuer.” The Division indicated that the determination of whether a selling stockholder may be considered a statutory underwriter depends on the facts and circumstances and articulated six factors to be considered in determining whether an offering by selling stockholders is on behalf of an issuer. The factors are: (i) how long the selling stockholders have held the shares, (ii) the circumstances under which they received them, (iii) their relationship to the issuer, (iv) the amount of shares involved, (v) whether the sellers are in the business of underwriting securities and (vi) whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

The Company believes that the following analysis, in light of the definition of “underwriter” in the Securities Act and the Division’s guidance on whether selling stockholders are actually underwriters selling on behalf of an issuer, establishes that none of the selling stockholders are acting as statutory underwriters or selling on behalf of the Company.

(i) How long the selling stockholders have held the shares.

Except for certain shares issued pursuant to warrant exercises, the Company issued all of the shares being sold by the selling stockholders in the proposed offering prior to March 12, 2012. Further, all of the selling stockholders have been stockholders of the Company since at least 2007. The selling stockholders have had full economic and market risk relating to their ownership of the common stock. The Company believes that the holding period and the economic and market risk assumed by the selling stockholders demonstrates that the securities were not acquired with a view to distribution.

In the circumstances where the selling stockholders acquired shares after March 12, 2012, they acquired the shares pursuant to the exercise of warrants that had been outstanding since at least 2006. Even though some selling stockholders have held some of their shares for less than one year, such selling stockholders cannot be assured that the Registration Statement will be declared effective or that the offering will be completed. The Company believes that the period of time that each selling stockholder will have held the shares and have borne the economic and market risk of such ownership, together with the additional factors described below, evidences that each selling stockholder is acting on its own behalf and is not acting as a statutory underwriter.

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

February 4, 2014

(ii) The circumstances under which the selling stockholders received the shares.

The selling stockholders received their shares either (1) directly from the Company in connection with its private placements that occurred on or before March 12, 2012, (2) directly from other stockholders in transactions prior to March 12, 2012 or (3) directly from the Company pursuant to warrant exercises pursuant to warrants that were originally granted more than five years ago. Therefore, none of the selling stockholders received the shares for the purpose of acting as an underwriter or with the intent to distribute the Company’s shares. In addition, each stockholder that acquired the Company’s common stock prior to this offering was required to become a party to the investor rights agreement that contained a contractual obligation to enter into lock-up agreements in connection with public offerings. This further demonstrates that such selling stockholder did not acquire the shares with a view to distribution. Additionally, in no circumstance was the Company’s filing of the Registration Statement a condition precedent to any selling stockholder’s acquisition of their shares.

(iii) The relationship of the selling stockholders to the Company.

All of the selling stockholders have been stockholders of the Company since at least 2007 and have borne the risks associated with the ownership of the shares during the entire period since at least March 12, 2012, except for shares recently issued pursuant to warrant exercises, evidencing their intent to hold the shares for their own investment purposes and not with a view to distribution. While certain of the selling stockholders have the right to nominate a director for election to the Company’s board of directors, such rights will terminate in connection with the offering contemplated by the Registration Statement. Following the offering, none of the selling stockholders will have any special rights regarding the nomination, election or designation of members of the Company’s board of directors. Please see pages 153 and 154 of the Registration Statement for additional detail regarding the termination of the Company’s voting agreement in connection with the offering. Additionally, except for the registration rights described on page 162 of the Registration Statement, the Company has no commitment, agreement, arrangement or understanding with any selling stockholder regarding a distribution of the shares included in the Registration Statement, and no selling stockholder will collect a fee, commission or other payment from the Company in exchange for selling shares.

(iv) The amount of shares involved.

The number of shares of common stock that will be sold in the offering has not been definitively determined. However, assuming an offering price at the $17.00 midpoint of the range, the Company expects the shares sold by the selling stockholders in the offering (including the exercise of the underwriters’ overallotment option) to be less than 10% of the outstanding common stock after the offering, while the amount of shares sold by the Company in the offering will be approximately 20% of the outstanding common stock after the offering. The Company has reviewed various historical guidance from the Staff, including Compliance and Disclosure Interpretation 612.12 (January 26, 2009), which illustrates that even a single, large stockholder can effect a valid secondary offering of shares, where the stockholder’s ownership percentage in the issuer is in excess of 70% of the registrant’s outstanding common stock. Assuming less than 10% of the Company’s outstanding common stock is sold in the proposed offering by the selling stockholders, the Company believes the number of shares involved in the

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

February 4, 2014

offering supports the conclusion that the offering is a valid secondary offering rather than a primary offering.

(v) Whether the selling stockholders are in the business of underwriting securities.

Based upon information currently available to the Company, none of the selling stockholders or their affiliates act as underwriters in the ordinary course and are participating as underwriters in this offering. According to representations of the selling stockholders that the Company has relied on in connection with the past issuances of stock to such selling stockholders, each selling stockholder acquired the their shares for investment purposes and not with a view of distribution.

(vi) Whether under all the circumstances the selling stockholders are acting as a conduit for the Company.

The totality of the facts and circumstances described above surrounding the selling stockholders and the proposed offering demonstrates that the selling stockholders are not acting as a conduit for the Company in a distribution to the public. The Company believes that the following factors weigh in favor of this conclusion:

•	Except for certain shares issued pursuant to warrant exercises, the Company issued all of the shares being sold by the selling stockholders in the proposed offering prior to March 12, 2012.

•	The selling stockholders have had full economic and market risk relating to their ownership of the common stock to be sold in the offering.

•	The Company will not receive any proceeds from the sale of shares of common stock by the selling stockholders. The proceeds from the sale of shares will be used by each selling stockholder for his, her, or its own purposes.

•	Assuming an offering price at the $17.00 midpoint of the range, the Company expects the shares sold by the selling stockholders in the offering (including the exercise of the underwriters’ overallotment option) to be less than 10% of the outstanding common stock after the offering.

•	Except for the registration rights described on page 162 of the Registration Statement, the Company has no commitment, agreement, arrangement or understanding with any selling stockholder regarding a distribution of the shares included in the Registration Statement, and no selling stockholder will collect a fee, commission or other payment from the Company in exchange for selling shares.

•	Based upon information currently available to the Company, none of the selling stockholders or their affiliates act as underwriters in the ordinary course and are participating as underwriters in this offering.

•

Each selling stockholder has signed a lock-up agreement that restricts his, her, or its ability to sell or otherwise dispose of its additional shares for a period of 180 days following the offering. The fact that each major selling stockholder (i.e., each selling stockholder selling in excess of 10,000 shares) will likely continue to hold a significant percentage of its shares

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

February 4, 2014

following the offering and will be limited to sell any additional shares for 180 days because of the lock-up agreements further supports the conclusion they are not acting as statutory underwriters.

For the foregoing reasons, the Company believes that none of the selling stockholders are, or should be considered, an “underwriter” under Section 2(a)(11) of the Securities Act with respect to the sale of the shares in the proposed offering. The Company believes that the sale of the shares in the proposed offering represents a true secondary offering consistent with the Division’s guidance.

Financial Statements

6. We continue to evaluate your response to prior comment 8 from your January 28, 2014 response letter and also your response letters submitted on January 30, 2014 and January 31, 2014 regarding your lease accounting revenue recognition and may have additional comments.

Response: The Company respectfully acknowledges the Staff’s comment. Pursuant to the Staff’s telephonic request, the Company has revised its disclosure on pages 83, 84, F-12, F-50 and F-51.

*   *   *

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (858) 350-2393 or Martin J. Waters at (858) 350-2308.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Daniel R. Koeppen

Daniel R. Koeppen

cc:

Alison Bauerlein, Inogen, Inc.

Raymond Huggenberger, Inogen, Inc.

Martin J. Waters, Wilson Sonsini Goodrich & Rosati, P.C.

B. Shayne Kennedy, Latham & Watkins LLP

Timothy Clackett, BDO USA LLP

Scott Hammon, Macias Gini & O’Connell LLP